SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

ULTRA CLEAN HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

90385V 10 7
(CUSIP Number)

Jack Sexton Ultra Clean Holdings, Inc. 150 Independence Drive Menlo Park, CA 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2006
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 90385v 10 7	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,167,400
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 4,167,400
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON IC

1 Includes 2,471,907 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,167,400
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 4,167,400
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON IC

1 Includes 2,471,907 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FP-Ultra Clean, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,167,400
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 4,167,400
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON IC

1 Includes 2,471,907 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,793,860
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 1,793,860
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 4,845,447 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2004 Irrevocable Trust Under Agreement dated June 4, 2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,168
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 40,168
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 6,599,139 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Hongyu Wu and Winnie Wei Zhen Wu, as trustees of the Chen Minors Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,719
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 24,719
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 6,614,588 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joe Chen and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 474,116
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 474,116
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON OO

1 Includes 6,165,191 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victor Mezhvinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,168
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 40,168
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON IN

1 Includes 6,599,139 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

CUSIP No. 90385v 10 7	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank Moreman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 98,876
	8	SHARED VOTING POWER 6,639,307[1]
	9	SOLE DISPOSITIVE POWER 98,876
	10	SHARED DISPOSITIVE POWER 6,639,307[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,639,307[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%[1]
14	TYPE OF REPORTING PERSON IN

1 Includes 6,540,431 shares of Common Stock of the other Reporting Persons who are part of the group filing this Schedule 13D.

     This Schedule 13D is being filed on behalf of Francisco Partners GP LLC, Francisco Partners, L.P. and FP-Ultra Clean, L.L.C. (together with Francisco Partners GP, LLC and Francisco Partners, L.P., “FP”); Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988 (the “Mezhvinsky Living Trust”); Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2004 Irrevocable Trust Under Agreement dated June 4, 2004 (the “Joshua Trust”); David Hongyu Wu and Winnie Wei Zhen Wu, as trustees of the Chen Minors Irrevocable Trust (the “Chen Minors Trust”); Joe Chen and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002 (the “Chen Revocable Trust”); Victor Mezhvinsky; and Frank Moreman (together with FP, the Mezhvinsky Living Trust, the Joshua Trust, the Chen Minors Trust, the Chen Revocable Trust and Victor Mezhvinsky, the “Reporting Persons”) with respect to the shares of common stock, par value $.001 of Ultra Clean Holdings, Inc. (the “Common Stock”). The Reporting Persons are jointly filing this Schedule 13D because they are deemed to constitute a “group” within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), solely by reason of having executed the Stockholders’ Agreement described below. All information in this Schedule 13D concerning any Reporting Person is being supplied solely by such Reporting Person, and only such Reporting Person shall be deemed responsible for the accuracy of such information. Statements made herein concerning the Reporting Persons are made severally by the Reporting Persons and not jointly, and no Reporting Person shall be responsible for the accuracy of information contained herein which has been supplied by or relates to another Reporting Person.

   Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the shares of Common Stock of Ultra Clean Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 150 Independence Drive, Menlo Park, California 94025.

   Item 2. Identity and Background.

     (a) This statement is being filed by the Reporting Persons.

     (b) The principal addresses of the Reporting Persons are:

Francisco Partners GP, LLC, a Delaware limited liability company (“FPGP”)
Francisco Partners L.P., a Delaware limited partnership (“FPLP”)
FP-Ultra Clean, L.L.C., a Delaware limited liability company (“FP-Ultra Clean”)
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94025

FPGP is the managing member of FP-Ultra Clean and the general partner of FPLP. FP-Ultra Clean is the record and beneficial owner of the shares of Common Stock in respect of which this Schedule 13D is being filed. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of FPGP and FPLP may be deemed the beneficial owner of the shares of Common Stock in respect of which this Schedule 13D is being filed.

The Mezhvinsky Living Trust
10 Hampton Court
Hillsborough, CA 94010

The Joshua Trust
300 Third Street, #502
San Francisco, CA 94107

The Chen Minors Trust
260 Loyola Drive
Millbrae, CA 94030

The Chen Revocable Trust
260 Loyola Drive
Millbrae, CA 94030

Victor Mezhvinsky
300 Third Street, #502
San Francisco, CA 94107

Frank Moreman
1276 11th Avenue
San Francisco, CA 94122

     (c) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

     (e) Each of the Reporting Persons is a United States citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

     FP-Ultra Clean purchased, prior to the 2004 initial public offering of the Common Stock, all shares of Common Stock that it currently holds. FP previously reported its acquisition of shares of Common Stock on Schedule 13G filed with the Securities and Exchange Commission on October 13, 2004. Each of the other Reporting Persons acquired the shares of Common Stock that they currently hold as partial consideration for the acquisition by Issuer, pursuant to the Agreement and Plan of Merger and Reorganization dated as of June 29, 2006 (the “Merger Agreement”) among Sieger Engineering, Inc., Leonid Mezhvinsky, Bob Acquisition Inc., Pete Acquisition LLC, the Mezhvinsky Living Trust, the Chen Revocable Trust, Victor Mezhvinsky, the Joshua Trust, the Chen Minors Trust, Frank Moreman and Leonid Mezhvinsky as Sellers’ Agent, of all the outstanding shares of Sieger Engineering, Inc. (the “Merger”).

   Item 4. Purpose of Transaction.

     As described more fully in Item 6, in conjunction with the Merger, the Issuer, FP-Ultra Clean, the Mezhvinsky Living Trust, the Chen Revocable Trust, Victor Mezhvinsky, the Joshua Trust, the Chen Minors Trust and Frank Moreman have entered into the Shareholders’ Agreement whereby each holder of shares of Common Stock has agreed to vote such shares in favor of certain nominees to the Issuer’s Board of Directors (“the Board”).

     Each Reporting Person may, from time to time and subject to the Stockholders’ Agreement and the Lockup Agreement described below, increase, reduce or dispose of his or her investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price securities of the Issuer, the availability of funds, borrowing costs, other opportunities available to such Reporting Person and other considerations.

     Pursuant to the Stockholders’ Agreement, the Issuer will recommend to the Board that Leonid Mezhvinsky be nominated as a member of the Board when another independent director is appointed to the Board.

     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) As a result of the Stockholders’ Agreement, the Reporting Persons may be deemed the beneficial owners of 6,639,307 shares, constituting approximately 31.9% of the issued and outstanding shares, of Common Stock of the Issuer, based on the number of shares of Common Stock outstanding as of July 11, 2006.

     FP-Ultra Clean is the record and beneficial owner of 4,167,400 shares (the “FP Shares”), constituting approximately 20.0% of the issued and outstanding shares of Common Stock. FPGP is the managing member of

FP-Ultra Clean LLC and the general partner of FPLP. In its capacity as the holder of the majority of membership interests in FP-Ultra Clean, FPLP may also be deemed the beneficial owner of the FP Shares. In its capacity as the managing member of FP-Ultra Clean and the general partner of FPLP, FPGP may also be deemed the beneficial owner of the FP Shares.

     The Mezhvinsky Living Trust is the beneficial owner of 1,793,869 shares, constituting approximately 8.6% of the issued and outstanding shares of Common Stock.

     The Joshua Trust is the beneficial owner of 40,168 shares, constituting approximately 0.2% of the issued and outstanding shares of Common Stock.

     The Chen Minors Trust is the beneficial owner of 24,719 shares, constituting approximately 0.1% of the issued and outstanding shares of Common Stock of the Issuer.

     The Chen Revocable Trust is the beneficial owner of 474,116 shares, constituting approximately 2.3% of the issued and outstanding shares of Common Stock of the Issuer.

     Victor Mezhvinsky is the beneficial owner of 40,168 shares, constituting approximately 0.2% of the issued and outstanding shares of Common Stock of the Issuer.

     Frank Moreman is the beneficial owner of 98,876 shares, constituting approximately 0.5% of the issued and outstanding shares of Common Stock of the Issuer.

     (b) As a result of the Stockholders’ Agreement, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 6,639,307 shares.

     FP may be deemed to have sole voting and dispositive power with respect to 4,167,400 shares and shared voting and dispositive power with respect to the remaining 2,471,907 shares held by the other Reporting Persons.

     The Mezhvinsky Living Trust may be deemed to have sole voting and dispositive power with respect to 1,793,869 shares and shared voting and dispositive power with respect to the remaining 4,845,447 shares held by the other Reporting Persons.

     The Joshua Trust may be deemed to have sole voting and dispositive power with respect to 40,168 shares and shared voting and dispositive power with respect to the remaining 6,599,139 shares held by the other Reporting Persons.

     The Chen Minors Trust may be deemed to have sole voting and dispositive power with respect to 24,719 shares and shared voting and dispositive power with respect to the remaining 6,614,588 shares held by the other Reporting Persons.

     The Chen Revocable Trust may be deemed to have sole voting and dispositive power with respect to 474,116 shares and shared voting and dispositive power with respect to the remaining 6,165,191 shares held by the other Reporting Persons.

     Victor Mezhvinsky may be deemed to have sole voting and dispositive power with respect to 40,168 shares and shared voting and dispositive power with respect to the remaining 6,599,139 shares held by the other Reporting Persons.

     Frank Moreman may be deemed to have sole voting and dispositive power with respect to 98,876 shares and shared voting and dispositive power with respect to the remaining 6,540,431 shares held by the other Reporting Persons.

     (c) Other than the Merger, there have been no transactions with respect to the Common Stock effected during the past 60 days by any of the Reporting Persons.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Merger Agreement, each of the Mezhvinsky Living Trust, the Chen Revocable Trust, Victor Mezhvinsky, the Joshua Trust, the Chen Minors Trust and Frank Moreman (collectively, the “Sieger Shareholders”) received shares of Common Stock as consideration for the Merger. On the same day (i) the Issuer, FP-Ultra Clean and the Sieger Shareholders entered into the Stockholders’ Agreement, (ii) the Issuer, FP-Ultra Clean and the Sieger Shareholders entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) and (iii) the Issuer, Leonid Mezhvinsky and the Sieger Shareholders entered into a Lockup Agreement (the “Lockup Agreement”).

     The Stockholders’ Agreement provides that one director nominee to the Board will be Leonid Mezhvinsky (immediately following the appointment of an additional independent director to the Board) so long as (A) he is employed by the Issuer, (B) the Sieger Shareholders collectively hold more than 247,191 shares of Common Stock and (C) FP-Ultra Clean holds more than 416,740 shares of Common Stock. Pursuant to the Stockholders’ Agreement FP-Ultra Clean retains its right to nominate a number of directors that decreases in relation to the proportion of outstanding shares of the Issuer’s common stock held by FP-Ultra Clean and to nominate, together with the Chief Executive Officer of the Issuer, up to four additional directors. These nomination rights are subject to the powers and duties of the Issuer’s Nominating and Corporate Governance Committee and applicable rules of the Nasdaq Stock Market. The Stockholders’ Agreement also includes drag-along rights for FP-Ultra Clean and co-sale rights for the Sieger Shareholders. In addition, as long as FP-Ultra Clean holds any shares of the Issuer’s common stock, it will retain certain rights to receive financial information and reports regarding the Issuer’s business. The Sieger Shareholders also have the right to receive certain Issuer filings made with the Securities and Exchange Commission.

     The Lockup Agreement provides that the Sieger Shareholders may not sell or otherwise transfer their shares of Common Stock prior to December 26, 2006. The Lock-Up Agreement further provides that from December 26, 2006 to June 29, 2008, Leonid Mezhvinsky, Victor Mezhvinsky and their related trusts (the “Mezhvinsky Stockholders”) may not sell or otherwise transfer their shares of Common Stock unless they comply with the volume limitations under Rule 144 of the Securities Act of 1933, as amended, and do not sell or otherwise transfer more than 25% of the number of shares of Common Stock received by the Sieger Shareholders in the Merger in any consecutive 90-day period. Notwithstanding the foregoing, in the event that Leonid Mezhvinsky ceases to be an employee or director of the Issuer (if so elected), the Mezhvinsky Stockholders may sell or otherwise transfer up to 25% of the number of shares of Common Stock received by the Sieger Shareholders in the Merger in any consecutive 90-day period beginning on the later of December 26, 2006 and the date Mr. Mezhvinsky ceases to be an employee or director of the Issuer.

     The Registration Rights Agreement provides that, at the request of FP-Ultra Clean, or, under certain circumstances, the Sieger Shareholders, the Issuer can be required to effect registration statements registering the securities held by FP-Ultra Clean and the Sieger Shareholders. In addition, if the Issuer proposes to register any Issuer securities, other than a registration on form S-8 or S-4 or successor forms of these forms, whether or not such registration is for the Issuer’s own account, FP-Ultra Clean and the Sieger Shareholders may participate in such registration. The Issuer and any stockholders selling securities under a registration statement will be required to enter into customary indemnification and contribution arrangements with respect to each registration statement.

     References to and descriptions of the Stockholders’ Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Stockholders’ Agreement included as Exhibit 1.

     References to and descriptions of the Lockup Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Lockup Agreement included as Exhibit 2.

     References to and descriptions of the Registration Rights Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copy of the Registration Rights Agreement included as Exhibit 3.

     Except for the Merger Agreement and the transactions contemplated thereby, including the Stockholders’ Agreement, the Registration Rights Agreement and the Lockup Agreement, there are no contracts, arrangements, understanding or relationships among any of the Reporting Persons or between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Amended and Restated Stockholders’ Agreement dated as of June 29, 2006 among the Issuer, FP-Ultra Clean, L.L.C., Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988, Joe and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002, Victor Mezhvinsky, Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2002 Irrevocable Trust under Agreement dated June 4, 2004, David Hongyu Wu and Winnie Wei Zhen Wu as trustees of the Chen Minors Irrevocable Trust and Frank Moreman.

     Exhibit 2: Lockup Agreement among the Issuer, Leonid Mezhvinsky, Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988, Joe and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002, Victor Mezhvinsky, Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2002 Irrevocable Trust under Agreement dated June 4, 2004, David Hongyu Wu and Winnie Wei Zhen Wu as trustees of the Chen Minors Irrevocable Trust and Frank Moreman.

     Exhibit 3: Amended and Restated Registration Rights Agreement among the Issuer, FP-Ultra Clean, L.L.C., Leonid and Inna Mezhvinsky as trustees of the Revocable Trust Agreement of Leonid Mezhvinsky and Inna Mezhvinsky dated April 26, 1988, Joe and Jenny Chen as trustees of the Joe Chen and Jenny Chen Revocable Trust dated 2002, Victor Mezhvinsky, Victor Mezhvinsky as trustee of the Joshua Mezhvinsky 2002 Irrevocable Trust under Agreement dated June 4, 2004, David Hongyu Wu and Winnie Wei Zhen Wu as trustees of the Chen Minors Irrevocable Trust and Frank Moreman.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

Francisco Partners GP, LLC

/s/ Benjamin Ball

Signature

Benjamin Ball, Managing Director

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

Francisco Partners, L.P. By: Francisco Partners GP, LLC Its General Partner

/s/ Benjamin Ball

Signature

Benjamin Ball, Managing Director

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

FP- ULTRA CLEAN, L.L.C. By: Francisco Partners GP, LLC Its Managing Member

/s/ Benjamin Ball

Signature

Benjamin Ball, Managing Director

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

LEONID AND INNA MEZHVINSKY AS TRUSTEES OF THE REVOCABLE TRUST AGREEMENT OF LEONID MEZHVINSKY & INNA MEZHVINSKY, DATED APRIL 26, 1988

/s/ Leonid Mezhvinsky

Signature

Leonid Mezhvinsky, Trustee

(Name/Title)

July 14, 2007

Date

LEONID AND INNA MEZHVINSKY AS TRUSTEES OF THE REVOCABLE TRUST AGREEMENT OF LEONID MEZHVINSKY & INNA MEZHVINSKY, DATED APRIL 26, 1988

/s/ Inna Mezhvinsky

Signature

Inna Mezhvinsky, Trustee

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

VICTOR MEZHVINSKY AS TRUSTEE OF THE JOSHUA MEZHVINSKY 2004 IRREVOCABLE TRUST UNDER AGREEMENT DATED JUNE 4, 2004

/s/ Victor Mezhvinsky

Signature

Victor Mezhvinsky, Trustee

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

DAVID HONGYU WU AND WINNIE WEI ZHEN WU, AS TRUSTEES OF THE CHEN MINORS IRREVOCABLE TRUST

/s/ David Hongyu Wu

Signature

David Hongyu Wu, Trustee

(Name/Title)

July 14, 2007

Date

DAVID HONGYU WU AND WINNIE WEI ZHEN WU, AS TRUSTEES OF THE CHEN MINORS IRREVOCABLE TRUST

/s/ Winnie Wei Zhen Wu

Signature

Winnie Wei Zhen Wu, Trustee

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

JOE CHEN AND JENNY CHEN AS TRUSTII OF THE JOE CHEN AND JENNY CHEN REVOCABLE TRUST DATED 2002

/s/ Joe Chen

Signature

Joe Chen, Trustee

(Name/Title)

July 14, 2007

Date

JOE CHEN AND JENNY CHEN AS TRUSTII OF THE JOE CHEN AND JENNY CHEN REVOCABLE TRUST DATED 2002

/s/ Jenny Chen

Signature

Jenny Chen, Trustee

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

/s/ Victor Mezhvinsky

Signature

Victor Mezhvinsky

(Name/Title)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2007

Date

/s/ Frank Moveman

Signature

Frank Moveman

(Name/Title)